UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg VOF Sarl

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 802,772 Common Shares.

(2) All calculations of percentage ownership in this Schedule 13D are based on 14,527,571 total Common Shares issued and outstanding as of May 9, 2016, as reported on the Issuer’s 2016 First Quarter Report incorporated as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 10, 2016.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of OCM Luxembourg VOF Sarl.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP Ltd.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Fund GP I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Holdings I, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

Preamble

This Amendment No. 8 amends the Schedule 13D originally filed on May 13, 2016 and amended on May 20, 2016, June 29, 2016, July 19, 2016, August 16, 2016, October 26, 2016, October 30, 2016 and November 18, 2016 and is filed by OCM Luxembourg VOF Sarl, Oaktree Value Opportunities Fund, L.P., Oaktree Value Opportunities Fund GP, L.P., Oaktree Value Opportunities Fund GP Ltd., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons”) with respect to the common shares (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Issuer”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Columbia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 14, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds (collectively referred to as the “Parties”) and the Issuer entered into an amendment (the “Second Amendment”), dated as of December 14, 2016, to the Alternative Recapitalization Support Agreement (as previously amended by the First Amendment to the Alternative Recapitalization Support Agreement, dated November 18, 2016, the “Alternative Recapitalization Support Agreement”), dated as of October 30, 2016, by and among the Parties and Issuer, which Second Amendment amends certain terms set forth in the Alternative Recapitalization Support Agreement with respect to the proposed recapitalization of the Issuer, including amendments which provide for (i) the inclusion as a component of the Plan (as defined in the Alternative Recapitalization Support Agreement) of terms of a going-private transaction (the “Privatization”), pursuant to which each Existing Minority Common Share (as defined in the Alternative Recapitalization Support Agreement) shall be repurchased by the Issuer in exchange for C$0.50 per Existing Minority Common Share and cancelled, conditioned upon, among other things, obtaining the Privatization Approval and the Privatization Orders (each as defined in the Alternative Recapitalization Support Agreement) and (ii) the extension of the deadlines for the attainment of certain material conditions to the transactions contemplated by the Alternative Recapitalization Support Agreement (including the following conditions: (A) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Alternative Recapitalization Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement filed by the Issuer under the CBCA (as defined in the Alternative Recapitalization Support Agreement) for purposes of implementing the transactions contemplated in the Alternative Recapitalization Support Agreement, (B) the approval of the Final Order (as defined in the Alternative Recapitalization Support Agreement) and (C) the entry of the U.S. Recognition Order (as defined in the Alternative Recapitalization Support Agreement)).

In connection with the proposed recapitalization of the Issuer contemplated by the Alternative Recapitalization Support Agreement, on December 9, 2016, the Supreme Court of British Columbia issued an interim order (the “Interim Order”) which, among other things, (i) provides for meetings of the holders of common shares of the Issuer (the “Shareholders”) and the holders (the “Noteholders”) of the Notes to be held on January 17, 2017 (the “Meetings”) to vote on the Plan and the Privatization, and (ii) sets the record date for the determination of the Shareholders and the Noteholders entitled to vote at the Meetings as the close of business on December 9, 2016.

If consummated, the transactions contemplated by the Alternative Recapitalization Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated by the Alternative Recapitalization Support Agreement are subject to a number of material conditions (including, without limitation, obtaining the requisite support of the Shareholders and Noteholders at the Meetings) and there can be no assurance that the execution of the Second Amendment and/or the issuance of the Interim Order will result in the consummation of one or more transactions on the terms set forth in the Alternative Recapitalization Support Agreement, as amended, or at all.  The Second Amendment is attached hereto as Exhibit 10. The description of the Second Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Second Amendment, which are incorporated herein by reference.

In addition, on December 14, 2016, the Parties and Stonehill Capital Management LLC elected to terminate, with immediate effect, that certain Support Agreement, dated as of June 28, 2016, by and among Kejriwal Group International, an Indian corporation (“KGI”), and the other parties party thereto (as amended, supplemented, amended and restated and otherwise modified from time to time), which Support Agreement memorialized the support of the parties thereto of the proposed acquisition of the Issuer by KGI.

SCHEDULE 13D

CUSIP No. 14889B102

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

Due to the nature of the discussions described in Item 4, the Parties may be deemed to be part of a “group” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 10:	Second Amendment to Alternative Recapitalization Support Agreement, dated as of December 14, 2016.

SCHEDULE 13D

CUSIP No. 14889B102

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2016

OCM LUXEMBOURG VOF SARL

	By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

	By:	/s/ Katherine Ralph
	Name:	Katherine Ralph
	Title:	Manager

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
	Its:	General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP
LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President